MUNDOVAL FUND
GLOBAL VALUE INVESTING



Symbol: MUNDX
DATE: 1/22/2009
NAV: 7.55
DAY CHANGE: -0.16

2008 DIVIDENDS &
CAPITAL GAINS AS OF 12/29/08

DIVIDEND: $0.2133
SHORT-TERM CAP GAIN: $0.0000
LONG-TERM CAP GAIN: $0.0005

WELCOME

The Mundoval Fund adheres to an investment philosophy that is based on value. We will attempt to reduce the risk of permanent capital loss by purchasing common stock in businesses at prices that are less than their intrinsic values. We believe that businesses purchased at prices less than their intrinsic values help to protect capital from significant loss and provide for a satisfactory rate of return. Our scope is global as we seek to own businesses throughout the world that are leaders in their industries with the ability to generate discretionary cash flows to enhance value for shareholders.

INVESTORS

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Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS

The Objective of the Fund

▪ The Mundoval Fund seeks long-term capital appreciation.

The Principal Investment Strategies and Policies of the Fund

▪ Under normal market conditions the Fund invests primarily in large capitalization common stocks and American Depository Receipts ("ADRs").

▪ The Fund's investment strategy focuses on value style investing.

▪ The Fund is a "non-diversified" portfolio, which means it can invest in fewer securities at any one time than a diversified portfolio and can invest more of its assets in securities of a single issuer than a diversified portfolio. Also, the Fund may participate in a limited number of industry sectors.

▪ The Fund may hold all or a portion of its assets in cash or cash-equivalents like money market funds, certificates of deposit, short-term debt obligations, and repurchase agreements, either due to pending investments or when investment opportunities are limited. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.

Minimum Investments	Initial	Additional
Regular Account	$10,000	$100
IRA / Roth IRA	$3,000	$100
Automatic Investment Plan	$3,500	$100*

*An Automatic Investment Plan is available for both regular and retirement accounts. It requires a $100 minimum automatic monthly or quarterly investment.

CUSIP:	62613P202
TICKER SYMBOL:	MUNDX

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : PROXY VOTING

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS

PROXY VOTING POLICIES The Board of Trustees of the Trust has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Fund's Adviser, A.Q. Johnson & Co., Inc. A.Q. Johnson & Co., Inc. will vote such proxies in accordance with its proxy policies and procedures.

MUNDOVAL FUNDS

PROXY VOTING POLICIES AND PROCEDURES
(Adopted August 17, 2004)

Pursuant to rules established by the Securities and Exchange Commission (the "Commission"), under the Investment Company Act of 1940, as amended, the Board of Trustees of Mundoval Funds (the "Trust") has adopted the following formal, written guidelines for proxy voting by the Trust. The Board of Trustees of the Trust oversees voting policies and decisions for each series of the Trust (the "Funds").

Each Fund exercises its proxy voting rights with regard to the companies in the Fund's investment portfolio, with the goals of maximizing the value of the Fund's investments, promoting accountability of a company's management and board of directors to its shareholders, aligning the interests of management with those of shareholders, and increasing transparency of a company's business and operations.

In general, the Board of Trustees of the Trust believes that each Fund's investment adviser, or sub-adviser, if applicable, which selects the individual companies that are part of the Fund's portfolio, is the most knowledgeable and best suited to make decisions about proxy votes. Therefore, the Trust defers to and relies on the Funds' investment advisers or sub-advisers, as appropriate, to make decisions on casting proxy votes.

In some instances, an adviser (or sub-adviser) may be asked to cast a proxy vote that presents a conflict between the interests of a Fund's shareholders, and those of the adviser (or sub-adviser) or an affiliated person of the adviser (or sub-adviser). In such a case, the adviser (or sub-adviser) is instructed to abstain from making a voting decision and to forward all necessary proxy voting materials to the Trust to enable the Board of Trustees to make a voting decision. The adviser (or sub-adviser) shall make a written recommendation of the voting decision to the Board of Trustees, which shall include: (i) an explanation of why it has a conflict of interest; (ii) the reasons for its recommendation; and (iii) an explanation of why the recommendation is consistent with the adviser's (or sub-adviser's) proxy voting policies. The Board of Trustees shall make the proxy voting decision that in its judgment, after reviewing the recommendation of the adviser (or sub-adviser), is most consistent with the adviser's (or sub-adviser's) proxy voting policies and in the best interests of Fund shareholders. When the Board of Trustees is required to make a proxy voting decision, only the Trustees without a conflict of interest with regard to the security in question or the matter to voted upon shall be permitted to participate in the decision of how the Fund's vote will be cast.
A copy of these Proxy Voting Policies and Procedures are available, without charge, upon request, by calling the Trust's toll-free telephone number at 800-595-2877 on the Trust's website at http://www.mundovalfund.com, and on the Commission's website at http://www.sec.gov. The Trust will send a copy of the Trust's Proxy Voting Policies and Procedures within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

THE FUND : HOLDINGS


Procter & Gamble Co., 3.19%
Pfizer, Inc., 4.94%
Sanofi Aventis ADR, 4.71%
BASF Aktiengesellschaft, 4.38%
3M Co., 4.26%
AstraZeneca Plc, 4.01%
GlaxoSmithKline PLC, 3.90%
Tele Norte Leste Participacoes, 3.88%
Johnson & Johnson, 3.76%
Unilever Plc ADR, 3.69%
Taiwan Semiconductor Manufac. ADR, 3.55%
WellPoint Health Networks, 3.53%
Illinois Tool Works, Inc., 3.42%
Cisco Systems, Inc., 3.41%
Microsoft Corp., 3.26%

Top 15 Holdings as of December 31, 2008	
Pfizer, Inc.	4.94%
Sanofi Aventis ADR	4.71%
BASF Aktiengsellschaft	4.38%
3M Co.	4.26%
AstraZeneca Plc	4.01%
GlaxoSmithKline PLC	3.90%
Tele Norte Lests Participacoes	3.88%
Johnson & Johnson	3.76%
Unilever Plc ADR	3.69%
Taiwan Semiconductor Manufac. ADR	3.55%
WellPoint Health Networks	3.53%
Illinois Tool Works, Inc.	3.42%
Cisco Systems, Inc.	3.41%
Microsoft Corp.	3.26%
Procter & Gamble Co.	3.19%

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : SECTORS


Energy
0.00%
Net Cash
4.87%
Materials
5.96%
Telecommunication
6.17%
Health Care
27.97%
Financials
8.57%
Consumer
Discretionary
8.70%
Consumer Staples
10.05%
Information
Technology
14.98%
Industrials
12.73%

Fund Sectors as of December 31, 2008	
Health Care	27.97%
Information Technology	14.98%
Industrials	12.73%
Consumer Staples	10.05%
Consumer Discretionary	8.7%
Financials	8.57%
Telecommunications	6.17%
Materials	5.96%
Energy	0%
Net Cash	4.87%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : FINANCIAL REPORTS

Semi-Annual Report

2008 Semi-Annual Report - June 30, 2008 (PDF) - Click Here

2007 Semi-Annual Report - February 28, 2007 (PDF) - Click Here

2006 Semi-Annual Report - February 28, 2006 (PDF) - Click Here

2005 Semi-Annual Report - February 28, 2005 (PDF) - Click Here

Annual Report

Annual Report - December 31, 2007 (PDF) - Click Here

Annual Report - August 31, 2007 (PDF) - Click Here

Annual Report - August 31, 2006 (PDF) - Click Here

Annual Report - August 31, 2005 (PDF) - Click Here

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Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : IN THE NEWS

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS

Shareholder Letters & Other Information

June 30, 2006 (PDF) - Click Here

Wall St. Transcript 2007 (PDF) - Click Here

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



APPLICATION FORMS

Prospectus - Your Guide To The Mundoval Fund

Prospectus (PDF Format) - Click Here

Statement of Additional Information

Statement of Additional Information (PDF Format) - Click Here

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Application (please be patient for downloads)

Regular Account Application (non IRA) - Click Here

Regular Account Transfer Form (non IRA) - Click Here

IRA Application

IRA Account Application - Click Here

IRA Transfer / Direct Rollover Request Form - Click Here

IRA Plan Booklet

IRA Plan Booklet (HTML format) - Click Here

If you would like to receive an investment kit by mail please click HERE.

Adobe Acrobat Reader is necessary to view these documents. If you need to download Acrobat, click here.

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Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

REQUEST INFORMATION

Investment Kit Request for the Mundoval Fund

All Mundoval Fund investment application materials are available online. To order printed material by mail please fill out the form below.

Please send me the following item(s):

☐ Regular (Non-IRA) Investment Kit
☐ IRA Kit

Please provide the following contact information:

(fields marked "*" must be filled in)

First Name ______ *
Last Name ______ *

Address ______ *

City ______ *
State ______ *
Zip ______ *

E-Mail ______
Phone ______

How Did You Find The Mundoval Fund? ______

Any additional information? ______

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MUNDOVAL FUND
GLOBAL VALUE INVESTING

ABOUT US

MANAGEMENT TEAM

A.Q. Johnson & Co., Inc. is the investment adviser of the Fund and has responsibility for the management of the Fund's affairs subject to the policies and supervision of the Trust's Board of Trustees. A.Q. Johnson &Co., Inc. located at 7855 Ivanhoe Ave., Ste 210, La Jolla, CA 92037, was organized in 2002 and has been managing investment accounts and money since that time. The Adviser serves as investment adviser to individuals, trusts, retirement plans, and corporations.

Under the Management Agreement, the Adviser, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the Fund. For its services, the Adviser receives an annual investment management fee of 1.50% of the average daily net assets of the Fund.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

ABOUT US : MANAGEMENT TEAM

Arthur Q. Johnson, Chartered Financial Analyst, is the president of the adviser A.Q. Johnson & Co., Inc. and manages the Fund's investment portfolio on a day-to-day basis. Mr. Johnson is a member of the Association for Investment Management & Research and the San Diego Society of Financial Analysts. Prior to founding the Mundoval Fund he was a principal at Brandes Investment Partners, L.P. from 1986 to 2000. He is a graduate of the University of California, Davis and holds an MBA from the University of Notre Dame.

Natalie Gumina, an investment advisory representative, joined the adviser A. Q. Johnson & Co. in May 2006. Her role there includes portfolio administration, compliance and fund marketing. Prior to joining the firm she was a financial advisor with AXA Advisors a global financial and insurance services provider. Natalie holds a Bachelor's degree from the University of California Los Angeles in Business Economics with a specialization in accounting.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



CONTACT US

Mutual Shareholder Services, LLC

Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

1-800-595-2877

Mundoval Fund

A.Q. Johnson & Co., Inc.
7855 Ivanhoe Ave., Ste 210
La Jolla, CA 92037

(858) 454-4837

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.